Zebra Technologies Corporation
333 Corporate Woods Parkway Vernon Hills, Illinois 60061.3109 U.S.A. Telephone +1.847.634.6700 Facsimile +1.847.913.8766 www.zebracorporation.com

FOR IMMEDIATE RELEASE

        Zebra Technologies Extends Tender Offer for
All Outstanding Shares of Fargo Common Stock to April 5

        Vernon Hills, IL, and Eden Prairie, MN, March 22, 2002—Zebra Technologies Corporation (Nasdaq: ZBRA) and Fargo Electronics, Inc., (Nasdaq: FRGO) today announced a further extension of Zebra's tender offer for all outstanding shares of common stock (including associated rights to purchase preferred stock) of Fargo for $7.25 per share in cash. The tender offer now extends to 5:00 PM, New York City time, on April 5, 2002. The extension is necessary, because the applicable Hart-Scott-Rodino antitrust review waiting period has not expired or been terminated. Because clearance under the Hart-Scott-Rodino Antitrust Improvements Act has not been received, Fargo has the right under the acquisition agreement to terminate the acquisition at any time during the period beginning at 5:00 PM, New York City time, on March 22, 2002 and ending at 12:00 midnight, New York City time, on March 29, 2002.

        The tender offer commenced on August 3, 2001, and was most recently scheduled to expire at 5:00 PM, New York City time, on March 22, 2002. As of Noon New York City time on March 22, 2002, 9,784,186 shares of Fargo common stock (including guaranteed deliveries) had been tendered. These shares represent 83.2% of total shares outstanding.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo common stock. All stockholders should read the tender offer statement, as amended (including the offer to purchase, a related letter of transmittal and other offer documents), that was filed with the SEC by Zebra, and the solicitation/recommendation statement that was filed with the SEC by Fargo. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders are able to obtain these statements, as well as other filings containing information about Zebra and Fargo, without charge, at the SEC's Web site www.sec.gov. Stockholders are also able to obtain copies of these documents, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained, at no charge, by directing such requests to Zebra's Chief Financial Officer at (847) 793-6730.

        Fargo Electronics, Inc., is the world's leader in innovative technologies for desktop plastic card personalization systems. Fargo printing systems create personalized plastic identification cards complete with digital images and text, lamination, and electronically encoded information. More than 50,000 Fargo systems are currently installed throughout the U.S. and in over 100 other countries. For more information, visit Fargo's Web site at http://www.fargo.com.

        Zebra Technologies Corporation delivers innovative and reliable on-demand printing solutions to businesses and governments in more than 90 countries around the world. A broad range of applications benefit from Zebra®-brand thermal bar code label and receipt printers and Eltron®-brand plastic card printers, resulting in enhanced security, increased productivity, improved quality, lower costs and better customer service. The company, with an installed base of more than two million printers, also offers software, connectivity solutions and printing supplies. Information about Zebra Technologies can be found at www.zebracorporation.com.

For Information, Contact:
Charles R. Whitchurch Chief Financial Officer Zebra Technologies Corporation Phone: 847.634.6700 Fax: 847.821.2545	Tony Dick Acting Chief Financial Officer Fargo Electronics, Inc. Phone: 952.946.6892 Fax: 952.941.7836